

February 16, 2024

John Santos
Chief Executive Officer
Howloo, Inc.
395 E Lincoln Ave.
Labelle, FL. 33935

> **Re: Howloo, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed on February 1, 2024**
> **File No. 024-12359**

Dear John Santos:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 9, 2024 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Exhibits

1. We note that you have incorporated by reference the consent of SetApart FS. Please file a currently dated consent in your next amendment to the Form 1-A.

Please contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Manufacturing